SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of March & April 2006.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: May 03, 2006
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: March 2006

QI Systems Inc. Updates Progress on Key International Project

Dallas, Tex. & Richmond, British Columbia - Business Wire – March 8, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart card payment, access control and tracking solutions, today updated the status of a proposed international business project first announced in July of 2005.

Steven Garman, QI’s President and CEO, stated, “I am pleased to report that, after months of complex negotiations with several international companies and a sovereign West Indies island nation, plans are moving forward for the construction and operation of multiple luxury resort hotels in the Caribbean. The proposed project is designed to include ownership of beachfront hotels at two prime locations and a Las Vegas style casino. The developers anticipate creating a world-class gaming destination providing more than 750 deluxe guest rooms. Planned amenities include gourmet restaurants, a European style spa, a full-service marina, a championship level golf course, an entertainment venue and meeting facilities.”

Garman added, “The principal developer has secured sufficient assets to fund the project and anticipates initiating early-phase site work without delay. QI Systems will hold a minority equity position in the hotels/casino and intends to supply hardware and smart-card operating systems to the venture. Phase One development is scheduled for completion during 2007; however, due to the scope of the venture, expansion is expected to continue into 2008. The resulting financial benefits for QI Systems Inc. should be substantial and on-going.

”About QI Systems

QI Systems Inc. develops and markets innovative chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI’s products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contacts:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 485-8111 (407) 327-6444

Or

Equity Performance Group

Bethany Tomich

(617) 723-1465

Bethany@equityperfgp.com

QI Systems and Parcxmart® Technologies Announce The One Card Payment Solution for Parking Payments and Small-Dollar Transactions; First Installation Completed in New Haven, Connecticut

Dallas, Texas & Richmond, British Columbia -– March 21, 2006 - QI Systems Inc. (OTCBB:QIIIF), a developer and integrator of microchip-based card payment and tracking solutions, and Parcxmart Technologies Inc., a provider of vertically integrated turnkey offline small dollar payment solutions, today announced the United States’ first installation of a true one card solution for on-street parking, small dollar transactions, and chip based loyalty applications. The New Haven installation incorporates QI Systems’ proprietary card payment and tracking technology for Smart Card solutions. The first system installation is now in revenue service in the City of New Haven, Connecticut.

QI, Parcxmart and Cale Parking Systems USA Inc. have worked together to produce this convenient multi-application smart card program for the City of New Haven. It includes payment functionality for all on-street parking meters, easy reloading and acceptance of the New Haven Parcxmart Card™ in all participating merchants, and the introduction of the Parcxmart Instant Cool Rewards™ program which allows consumers to win valuable prizes instantly at the point-of-sale.

"New Haven is excited about the citywide roll-out of the program this spring", said John Regan CEO of Parcxmart. "We are also pleased with the early stage data showing the New Haven Parcxmart Card in some blocks reaching fifty percent of total card and coin payments. This is the highest penetration rate recorded for a smart card payment system in the US and puts to rest the issue of whether or not a smart card can penetrate a city parking market effectively. This also indicates the potential for wide adoption by consumers on a national basis."

Steve Garman, President and CEO of QI Systems, stated, "The New Haven Parcxmart Card is not only a one-card solution for on-street and off-street parking and merchant small-dollar payments, but is also an ideal payment solution for news boxes, vending, transportation and other services. The New Haven project is an excellent example of the cross-channel, multi-application potential of this technology in the marketplace. Because of the ease-of-use for consumers, we have already seen a fifty percent adoption on some blocks in New Haven at this early phase of the product introduction. We look forward to many future installations and expanded market opportunities with Parcxmart."

About Parcxmart

Parcxmart Technologies Inc. is an electronic payments company specializing in small-dollar transactions. The Parcxmart(TM) card and patent-pending payment solution is America's first fully functional on-street parking and merchant smart card payment system.

Parcxmart has developed a stored-value payment system that is capable of securely managing multi-application functions such as loyalty, on-street parking payments for all meter types, and merchant distribution, load, and acceptance of the Parcxmart Card.

About QI Systems

QI Systems Inc. develops and markets innovative chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI’s products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contacts:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 485-8111 (407) 327-6444

Or

Equity Performance Group

Bethany Tomich

(617) 723-1465

Bethany@equityperfgp.com

News Releases: April 2006

QI Systems Announces Preliminary Third Quarter Revenues; Results Show Major Uptick in Company’s Business

Dallas, TX & Richmond, BC — April 4, 2006 — QI Systems, Inc. (OTCBB: QIIIF), a leading developer of electronic cash card applications for self-service devices, announced today the Company’s preliminary third quarter revenues totaling just under $250,000. These quarterly results represent a significant step-up in the Company’s business; previous annual revenues have been significantly lower. Third quarter results reflect the Company’s new focus on expanding its core business in parking applications.

QI Systems also announced today the completion of the production and final shipment of its current orders for smart-card payment terminals to Cale Systems Inc., a leading parking-revenue systems developer based in Montreal, Quebec.

Robert McLean, QI Systems’ CFO stated, “Most of the revenue gains came in our parking segment. We saw our expansion efforts bear fruit, with our technology recently installed in New Haven, Connecticut parking operations during the quarter. Early response there has been very positive and we expect the momentum from these types of projects to increase.

”Mr. McLean continued, “We appreciate the business we receive from Cale Systems. They have been a valued QI customer for several years and we look forward to maintaining this relationship. Growth in this segment should continue, and perhaps accelerate. We also intend to move forward with our diversification plans into other market segments. With several new projects under development, we believe that our revenue growth in the coming fiscal year should be substantial.”

About QI Systems

QI Systems Inc. develops and markets innovative chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI’s products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contacts:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 485-8111 (407) 327-6444

Or

Equity Performance Group

Bethany Tomich

(617) 723-1465

Bethany@equityperfgp.com

QI Systems Hires Key Sales Executive—Proven Industry Veteran to Lead Company’s International Growth Initiatives

—Sees Rapidly Expanding Market for New Payment Technologies—

Dallas, Tex. & Richmond, B.C. — April 19, 2006 — QI Systems Inc. (OTCBB: QIIIF), a leading developer and integrator of smart card payment, access-control and tracking solutions, today announced that industry veteran Stephen B. Riegel has joined QI Systems as Vice President of Business Development. Mr. Riegel will oversee and direct all of the Company’s international business development and sales initiatives.

Most recently, Stephen Riegel was Vice President of Business Development and Marketing for Integrian, a mobile digital video solutions company headquartered in North Carolina, with offices in Melbourne and London. While at Integrian, he established key strategic alliances and helped raise $13 Million for expanding operations into new markets. Integrian is a Motorola Ventures portfolio company.

From 2002 to 2004, Mr. Riegel served as Vice President, General Manager of the French-based INSIDE™ Contactless (RFID), a premier contactless technology provider. While there, he established the Company’s American office, set up a wholly-owned subsidiary and grew the business significantly with respect to both revenue and profits.

From 1983 to 2002, Mr. Riegel worked in various capacities for Motorola, Inc. As Motorola’s Business Development Manager, North American-BiStatix RFID Technology from 2000 to 2001, Mr. Riegel was responsible for building the distributor network and integrators for Motorola’s BiStatix smart label applications. BiStatix technology uses non-metallic, conductive ink to print RFID antennas and store data on paper, plastic, glass, metal and other materials. Mr. Riegel worked with OEM companies to provide a complete BiStatix RFID product offering, personally initiating and signing all partnering agreements. One notable result of his efforts was the development of a substantial business relationship with Hewlett Packard and other key accounts that brought Motorola’s RFID technology to the courier, automotive and transit markets.

As Sales Manager of North America from 1997 to 2000, Mr. Riegel initiated and led smart card transit projects in New York, Boston and Montreal. His team won an access-control contract with the Canadian Federal Government, as well as multi-application projects with GE, Disney, Bank One and Wachovia Bank.

Steven Garman, President and CEO of QI Systems, stated, “We are very pleased to announce the addition of Steve Riegel to our seasoned team of senior executives. Mr. Riegel joins us with a wealth of experience, and his expertise in business development for smart-card companies makes him particularly qualified to monetize global opportunities for QI Systems. Steve has an extensive background in the industry and will be utilizing his knowledge, networking capabilities and existing relationships to drive future growth for QI Systems.

”Mr. Riegel commented, “I am very excited to be a part of the talented QI team. QI Systems has been enabling smart card technology in self-service devices for many years. There is currently a tremendous need for QI’s experience as Visa, MasterCard and American Express deploy their new contactless cards. I look forward to bringing QI’s cutting edge smart-card solutions for self- service devices to the rapidly expanding market interested in new payment technologies.

”About QI Systems:

QI Systems Inc. develops and markets innovative chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI’s products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contacts:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 485-8111 (407) 327-6444

Or

Equity Performance Group

Bethany Tomich

(617) 723-1465

Bethany@equityperfgp.com

QI Systems and CardLogix Announce First Phase Completion of Smart Card Payment Solution for Parking in Santa Monica

--Over Six Thousand Meters Adapted to Smart Card Payment Solution--

Dallas, TX & Richmond, B.C. — April 20, 2006 — QI Systems Inc. (OTCBB: QIIIF), a leading developer and integrator of smart card payment, access-control and tracking solutions and CardLogix, a leading supplier of smart cards and software for the secure transaction of data and value, announce the launch of a re-loadable stored value card scheme for payment of parking in the City of Santa Monica, California. QI Systems along with CardLogix have developed a smart card-based solution for the payment of parking fees at meters throughout the city, which collects on 6,400 spaces.

QI Systems and CardLogix have worked together on a number of stored value systems for parking over the past several years. The Santa Monica program is modeled after the successful installation of a similar system several years ago in the City of San Diego. As in San Diego, the system uses QI Console Value Reload terminals to monetize the customer cards. A feature of this system is the ability to work with the city’s existing installed base of parking meters from major suppliers. The QI Console Reload Terminal is placed with attendants in City-owned ‘parkades’ for easy access by consumers.

Steve Garman, President and CEO of QI Systems, stated, “We are pleased with the first phase completion of the Santa Monica project. We will continue to introduce our smart card parking solution in the city over the next year. QI and CardLogix are actively pursuing other opportunities where this innovative method of card reload can be used. The system is very cost effective for the city or municipality and provides a high level of convenience for the customer. We believe it will be a consistent contributor to our growing revenue base.

”About QI Systems:

QI Systems Inc. develops and markets innovative chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI’s products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Investor Relations Contacts:

Steven R. Garman Hobson, Lorenze, Bowersock & Associates

President & CEO Todd Lorenze

(817) 485-8111 (407) 327-6444

Or

Equity Performance Group

Bethany Tomich

(617) 723-1465

Bethany@equityperfgp.com